SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

ELTEK LTD.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant) By: /s/ Amnon Shemer —————————————— Amnon Shemer Chief Financial Officer

Date: October 17, 2007

ELTEK Ltd.

Amnon Shemer, CFO
+972-3-9395023
amnons@eltek.co.il

Eltek Selected by a Tier - One European Military and
Aerospace Conglomerate for a Three - Year Strategic High -
End PCBs Production Agreement

—	This new engagement: a multi - million dollar revenue potential for Eltek
—	The customer has begun to place orders for Eltek's high-end PCBs under the new agreement

PETACH-TIKVA, Israel, October 17, 2007 – Eltek Ltd. (NasdaqCM: ELTK), the leading Israeli manufacturer of advanced circuitry solutions, today announced that following a tender for the next three years, it has been selected as a provider of high-end high-reliability PCBs by a major European military and aerospace conglomerate for use in highly complex, mission critical avionics equipment and applications. The customer has begun to place orders for Eltek’s high reliability PCBs under the new tender.

Arieh Reichart, President and Chief Executive Officer of Eltek, said: “We are honoured and proud to have been chosen by this well-known conglomerate for a strategic relationship following a strict evaluation process and highly competitive tender. This win has a multi – million dollar potential for Eltek as we expect our high-end PCBs to be incorporated in a growing variety of products and applications. Winning this tender marks another important achievement in our efforts to gain new tier-one customers, reinforce our strong position in key high-end verticals, further diversify our serial production customer base and exploit our tremendous long-term growth opportunities in the global high-end PCBs market.”

“This agreement adds an important multi-quarter serial production engagement to our customer base. As we had no revenues from this customer in previous years, we expect this win to have a growing impact on our overall growth.” Mr. Reichart concluded.

About the Company

Eltek is Israel’s leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek’s technologically advanced circuitry solutions are used in today’s increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

For more information, visit Eltek’s World Wide Web site at www.eltekglobal.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.